UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 29)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 29 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20, July 21, July 24, July 25, July 26, July 28, July 31 and August 1, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. This Statement relates to an offer (as amended, varied and extended from time to time, the “Teck Offer”) to purchase all of the Common Shares of Inco, together with the Rights, other than any Common Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Teck Offer, and including any Common Shares that may become issued and outstanding after the date of the Teck Offer but prior to midnight (Toronto time) on August 16, 2006 or such other date as is set out in a notice of variation of the Teck Offer issued at any time and from time to time accelerating or extending the period during which Common Shares may be deposited to the Teck Offer, upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Common Shares, for a combination of, at the election of each holder, (a) Cdn. $82.50 in cash or (b) 1.1293 Teck Class B subordinate voting shares and Cdn. $0.05 in cash for each Common Share, subject, in each case, to pro ration. In connection with the variations and extensions to the initial Teck Offer, as set forth in the Notices of Variation and Extension dated July 24 and August 3, 2006 issued by Teck, Inco’s board of directors has prepared a Notice of Change to Directors’ Circular (the “Notice of Change”) pursuant to applicable securities laws in Canada. The Notice of Change, which will be mailed to Inco shareholders, is filed as Exhibit (a)(49) to this Statement and is incorporated herein by reference in its entirety. Inco also issued a press release on August 7, 2006 announcing its intention to file the Notice of Change to Directors’ Circular with Canadian and U.S. securities regulators. A copy of the August 7, 2006 press release is attached hereto as Exhibit (a)(50) and is incorporated herein by reference.
Item 2.     Identity and Background of Filing Person.
Item 2(b) is hereby amended and supplemented by replacing the second paragraph under Item 2(b) with the following:
The Teck Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO, dated May 23, 2006 (as amended from time to time, the “Schedule TO”), filed by Teck with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the Teck Offer will expire at midnight (Toronto time) on August 16, 2006, unless Teck accelerates, extends or withdraws the Teck Offer.
Item 4.     The Solicitation or Recommendation.
(a)     Solicitation/Recommendation
Item 4(a) is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Amended Teck Offer”, “Recent Developments”, “Recommendation of the Board of Directors”, “Reasons for the Recommendation” and “Other Transactions” is incorporated herein by reference.

(b)     Reasons for the Recommendation
Item 4(b) is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Amended Teck Offer”, “Recent Developments”, “Recommendation of the Board of Directors”, “Reasons for the Recommendation” and “Other Transactions” is incorporated herein by reference.
Item 7.     Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Recent Developments” “Reasons for the Recommendation” and “Other Transactions” is incorporated herein by reference.
Item 8.     Additional Information.
Item 8 is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Caution Regarding Forward-Looking Statements”, “Information Regarding Phelps Dodge and Teck”, “Currency”, “Currency Exchange Rate Information”, “Notice of Change to Directors’ Circular”, “Shareholder Rights Plan”, “Other Information”, “No Material Changes”, “Other Matters”, “Statutory Rights”, “Directors’ Approval” and “Certificate” is incorporated herein by reference.
Item 9.     Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(49)	Notice of Change to Directors’ Circular, dated August 6, 2006

(a)(50)	Press release issued by Inco on August 7, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

August 7, 2006